Orbital Engine Corporation Limited Orbital CEO Open Briefing
CEO Updates Outlook

corporatefile.com.au
Orbital Engine Corporation Limited recently raised 2.8 million dollars via the placement of 23.3 million shares at 12 cents per share and announced a Share Purchase Plan SP) for shareholders at the same price, of which 3.2 million dollars is underwritten. Given you believe the companys cash position is now relatively stable, why have you decided to raise these funds.

CEO Peter Cook
The fund raising provides security for our key customers and ensures we are in a strong position to sustain our improvement.
Our cash burn has stabilised and we are approaching cash neutrality in the second half of this fiscal year. Our customers have relatively long work programs, often two or three years, and the fund raising ensures they are dealing with a stable organisation. It removes any concerns about our balance sheet and our ability to deliver over the longer term.

corporatefile.com.au
Why have you decided to have the SPP underwritten and what indications do you have regarding shareholder support.

CEO Peter Cook
We have decided to have the SPP underwritten simply to generate confidence amongst our shareholders and to provide a certain outcome. The feedback to date has been positive and we would expect reasonably strong shareholder participation.

corporatefile.com.au
Why did you choose to have a SPP knowing it would exclude shareholders outside Australia and New Zealand

CEO Peter Cook
Small capital raisings, such as ours, are very expensive and time consuming if extended to the US and would have required a prospectus and extensive due diligence resulting in costs estimated to be in excess of 1 million dolalrs. The high cost and the extra effort required, given the relatively small amount of funds being sought, could not be justified. This is unfortunate, as we have a very supportive US shareholder base. US participation is fine if you are raising 100 million dollar plus but it is not in shareholder interests when the capital raised is relatively small. Of all options considered, a placement and SPP was the best and most commercial outcome.

corporatefile.com.au
Orbital recently announced an adjustment to the share ratio of its American Depositary Receipts ADRs. Each ADR now represents
40 shares, whereas previously the ratio was eight shares to one
ADR. What was the purpose of the adjustment and what impact will it have on the price and trading of both the ASX-listed shares and the ADRs.

CEO Peter Cook
We adjusted the ratio so as to conform with New York Stock Exchange NYSE continued listing requirements. The NYSE requires all listed securities to have a selling price over one US dollar and our ADR price had slipped below that level.
By increasing the ratio of Australian listed shares backing each ADR from 8/1 to 40/1 we ensured compliance with NYSE rules. The resultant increase in the ADR price was approximately in line with the ratio change. In general, the change has been well received in the US.

The adjustment to the ADR ratio has no impact on the total amount of ordinary shares on issue and therefore should not affect the Australian listed share price or our market capitalisation.

corporatefile.com.au
You expect Orbitals NPAT result for the current second half ending June to be within the range of plus or minus 0.5 million dollars compared with a loss of 2.9 million dollars for the first half. To what extent does this outcome reflect further cost cuts and to what extent revenue growth over the current six months.

CEO Peter Cook
In the second half we have seen some growth in our continuing revenue streams of engineering services, royalties and license fees but the benefit of cost reductions previously announced is the primary driver behind our improved performance. We have gone through the process of getting the costs right and getting he business right sized, and the recent restructure of Synerject, which will result in lower system sales in our books but a much stronger joint venture performance, was probably the last of the major steps required.



corporatefile.com.au
What costs were incurred as a result of the Synerject restructure and how has Synerject performed in terms of revenue growth and profitability since the restructure.

CEO Peter Cook
April 1 was the official transfer date and Synerjects top line, cash and profit has clearly benefited from the transfer of a proportion of our system sales. The restructure has cost around 300,000 dollars and will deliver us annualised cost savings of about 600,000 dollars.

corporatefile.com.au
Synerject contributed after-tax earnings of 0.7 million dollars to Orbitals first half result. What are your expectations for Synerjects contribution to the fullyear result.

CEO Peter Cook
Typically Synerject has a slightly softer second half but this year, due to the restructure, we expect a similar second half to the first half.

corporatefile.com.au
What further steps must be taken before Orbital begins to generate positive cash from its underlying operations on a sustainable basis.

CEO Peter Cook
The focus will move to our top line performance and particularly the sustainable contribution from royalties and there are some positive signs in this area.

The six licensed OEMs that have product in the market have been progressively rolling out new models and market penetration is clearly on the rise. We will generate around
3 million dollars of royalties this financial year and we are hopeful that will improve in 2004. We would expect some growth from the 3 cylinder Mercury Optimax models in the marine sector, this northern hemisphere summer.

Securing Indian government approval for the Technical Cooperation Agreement between ourselves and UCAL is a critical longer term development. UCAL are a parts and systems manufacturer with a very credible reputation in India and are in the process of engaging the Indian motorcycle OEMs in licenses for the incorporation of our technology in future models. We are encouraged by the initial reception that UCAL have been given by the Indian OEMs. Within the next 18 months or so we would expect the UCAL arrangements to start to generate royalty streams.

corporatefile.com.au
Engineering Services have been a major focus. What has been driving that market and what are its prospects.

CEO Peter Cook
Engineering Services is a source of medium term growth, where current revenues are matching costs at about 10 million dollars per annum. OEMs are seeking to outsource specialty technologies as their own products become more and more sophisticated.
For example, drive by wire, steer by wire, active suspension systems, hybrid controls, and variable valve timing technology are all areas where to a greater or lesser extent, OEMs have sought to outsource. Our niche skills in powertrain and controls seems to be similar and we can foresee up to a 50 percent growth in Engineering Services revenue, to about 15 million dollars, within three years.

corporatefile.com.au
Have you got a view as to your top line growth rate and when you might open up the automotive sector.

CEO Peter Cook
Predicting time scales on new markets is very difficult and I will not speculate.

As I have explained there are clearly some areas of growth for us in motorcycles and motor scooters. Our strategy has been to get to cash neutrality so we benefit from this growth.

Regarding automotive, we continue a dialogue as well as a number of engineering programs with the OEMs but they deal with a very demanding consumer market and must make certain that everything is in place before they commit to production with new models. Success in the automotive sector remains the holy grail for the business.

corporatefile.com.au
Thank you Peter.


For previous Open Briefings with Orbital Engine, visit www.corporatefile.com.au ends

Orbital is a leading international developer of engine technologies using direct in cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive,marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange
(OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668